UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Appointment of a New Member to the Company’s Board of Directors

Item 1

Appointment of a New Member to the Company’s Board of Directors

The Company hereby reports that in its meeting held yesterday, the Company’s Board of Directors approved the appointment of Mr. Lior Reitblatt as Independent Board Member. Mr. Reitblatt’s tenure will be in effect until the next general meeting of the Company's shareholders.

Mr. Reitblatt holds a BA in accounting and economics from the Tel Aviv University and an MBA from the University of California, Berkeley. Until recently, Mr. Reitblatt served as CEO and chairman of the board of directors of Super-Pharm (Israel) Ltd. Mr. Reitblatt previously served, among others, as chairman of the board of Life Style Ltd. and as member of the board of directors of Office Depot Israel Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 8, 2017

ICL Millennium Tower, 23 Aranha St. Tel-Aviv 6107025 Tel. 03-6844400 Fax 03-6844444	כיל (מגדל המילניום, ארניה 23 תל אביב (6107025 טלפון 03-6844400 פקס 03-6844444
www-icl-group.com